SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No             X

Submission of Audit Report

1. Name of external auditor	:Samil Accounting Corporation

2. Date of receiving audit report	:February 20, 2007

3. Auditor’s opinion

	FY 2006	FY 2005
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified
Audit Report on Non-consolidated Financial Statements	Unqualified	Unqualified

4. Financial Highlights of Consolidated Financial Statements

(Unit: KRW M, Korean GAAP, Consolidated)

Items	FY 2006	FY 2005
Total Assets	13,487,787	13,674,082
Total Liabilities	6,598,111	5,998,485
Total Shareholders’ Equity	6,889,676	7,675,597
Capital Stock	1,789,079	1,789,079
Revenues	10,624,200	10,075,580
Operating Income	(-)879,038	469,697
Ordinary Income	(-)1,021,476	368,695
Net Income	(-)769,313	517,012
Total Shareholders’ Equity / Capital Stock	385.1%	429.0%

5. Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW M, Korean GAAP, Non-consolidated)

Items	FY 2006	FY 2005
Total Assets	12,815,847	12,995,915
Total Liabilities	5,926,171	5,320,318
Total Shareholders’ Equity	6,889,676	7,675,597
Capital Stock	1,789,079	1,789,079
Revenues	10,200,660	8,890,155
Operating Income	(-)945,208	447,637
Ordinary Income	(-)1,024,369	367,281
Net Income	(-)769,313	517,012
Total Shareholders’ Equity / Capital Stock	385.1%	429.0%

LG.Philips LCD Co., Ltd. and

Subsidiaries

Consolidated Financial Statements

December 31, 2006 and 2005

LG.Philips LCD Co., Ltd. and Subsidiaries

Index

December 31, 2006 and 2005

A member firm of

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Shareholders and Board of Directors of

LG.Philips LCD Co., Ltd. and its Subsidiaries

We have audited the accompanying consolidated balance sheets of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in their shareholders’ equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

February 13, 2007

This report is effective as of February 13, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	954,362	(Won)	1,579,452
Available-for-sale securities		23		354
Trade accounts and notes receivable, net (Notes 4, 5 and 21)		859,300		1,266,899
Inventories, net (Note 6)		1,052,705		690,785
Other accounts receivable, net (Notes 4, 5 and 21)		112,182		66,203
Accrued income, net (Note 4)		850		1,369
Advance payments, net (Note 4)		7,050		5,994
Prepaid expenses		23,536		21,603
Prepaid value added tax		93,058		131,230
Deferred income tax assets (Note 19)		677		5,373
Other current assets (Note 15)		50,884		76,806

Total current assets		3,154,627		3,846,068
Property, plant and equipment, net (Note 8)		9,428,046		9,199,599
Long-term financial instruments (Note 3)		13		16
Available-for-sale securities		1		1
Equity method investment (Note 7)		19,284		14,156
Non-current guarantee deposits		22,454		28,070
Long-term prepaid expenses		138,051		83,112
Deferred income tax assets (Note 19)		601,485		343,754
Intangible assets, net (Note 9)		123,826		159,306

Total assets	(Won)	13,487,787	(Won)	13,674,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 10)	(Won)	250,105	(Won)	308,969
Trade accounts and notes payable (Notes 5 and21)		949,436		693,588
Other accounts payable (Notes 5 and 21)		1,249,405		1,474,556
Advances received (Note 5)		45,785		58,431
Withholdings		25,376		12,055
Accrued expenses (Note 5)		55,867		69,968
Income tax payable (Note 19)		4,658		21,788
Current maturities of long-term debts (Note 10)		563,630		440,840
Warranty reserve		31,261		24,947
Other current liabilities (Note 15)		33,266		33,693

Total current liabilities		3,208,789		3,138,835
Debentures, net of current maturities and discounts on debentures (Note 11)		2,319,391		2,385,272
Long-term debts, net of current maturities (Note 11)		987,597		430,697
Accrued severance benefits, net (Note 13)		81,885		43,206
Long-term accrued expenses		430		—
Deferred income tax liabilities (Note 19)		19		475

Total liabilities		6,598,111		5,998,485

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 16)
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 358 million shares issued and outstanding		1,789,079		1,789,079
Capital surplus (Note 17)		2,275,172		2,279,250
Retained earnings (Note 17)		2,839,373		3,608,686
Capital adjustments (Note 18)		(13,948)		(1,418)

Total shareholders’ equity		6,889,676		7,675,597

Total liabilities and shareholders’ equity	(Won)	13,487,787	(Won)	13,674,082

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2006 and 2005

(in millions of Korean won, except per share amounts)	2006		2005
Sales (Notes 21 and 23)	(Won)	10,624,200	(Won)	10,075,580

Cost of sales (Note 21)		10,932,316		9,094,711

Gross profit (loss)		(308,116)		980,869

Selling and administrative expenses		570,922		511,172

Operating income (loss)		(879,038)		469,697

Non-operating income
Interest income		29,309		50,622
Rental income		7,811		207
Foreign exchange gains (Note 15)		306,132		273,790
Gain on foreign currency translation (Note 15)		62,576		68,520
Gain on disposal of property, plant and equipment		488		128
Gain on valuation of equity method investment (Note 7)		5,128		—
Others		32,799		22,786

		444,243		416,053

Non-operating expenses
Interest expenses		179,199		104,928
Foreign exchange losses (Note 15)		344,941		334,330
Loss on foreign currency translation (Note 15)		20,341		38,481
Loss on disposal of accounts receivable		20,778		16,858
Loss on valuation of equity method investment (Note 7)		—		244
Loss on disposal of property, plant and equipment		1,062		572
Loss on disposal of available-for-sale securities		35		—
Loss on disposal of investments		118		—
Donations		1,837		2,319
Ramp up cost (Note 6)		18,043		18,928
Others		327		395

		586,681		517,055

Income (loss) before income taxes		(1,021,476)		368,695

Income tax benefit (Note 19)		252,163		148,317

Net income (loss)	(Won)	(769,313)	(Won)	517,012

Ordinary income (loss) per share (Note 20)	(Won)	(2,150)	(Won)	1,523

Earnings (loss) per share (Note 20)	(Won)	(2,150)	(Won)	1,523

Diluted ordinary income (loss) per share (Note 20)	(Won)	(2,150)	(Won)	1,523

Diluted earnings (loss) per share (Note 20)	(Won)	(2,150)	(Won)	1,523

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2006 and 2005

(in millions of Korean won)	Common Stock		Capital Surplus		Retained Earnings		Capital Adjustments		Total
Balance as of January 1, 2005	(Won)	1,626,579	(Won)	1,012,271	(Won)	3,091,674	(Won)	42,117	(Won)	5,772,641
Issuance of common stock		162,500		1,266,979		—		—		1,429,479
Net income		—		—		517,012		—		517,012
Changes in capital adjustments		—		—		—		(43,535)		(43,535)

Balance as of December 31, 2005		1,789,079		2,279,250		3,608,686		(1,418)		7,675,597
Net loss						(769,313)				(769,313)
Changes in capital surplus				(4,078)						(4,078)
Changes in capital adjustments								(12,530)		(12,530)

Balance as of December 31, 2006	(Won)	1,789,079	(Won)	2,275,172	(Won)	2,839,373	(Won)	(13,948)	(Won)	6,889,676

The accompanying notes are an intergral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Cash flows from operating activities
Net income (loss)	(Won)	(769,313)	(Won)	517,012

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation		2,593,439		1,746,901
Amortization of intangible assets		45,410		45,421
Provision for severance benefits		55,183		43,851
Gain on foreign currency translation, net		(52,233)		(34,462)
Loss on disposal of available-for-sale securities		35		—
Loss on disposal of investments		118		—
Gain on disposal of property, plant and equipment, net		574		444
Amortization of discount on debentures		35,615		29,891
Loss (gain) on valuation of equity method investments		(5,128)		244
Others		46,013		28,909

		2,719,026		1,861,199

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		409,123		(398,445)
Decrease (increase) in inventories		(361,919)		114,503
Decrease (increase) in other accounts receivable		(46,148)		(2,415)
Decrease in accrued income		519		101
Decrease (increase) in advance payments		(1,056)		3,832
Decrease (increase) in prepaid expenses		23,549		16,566
Decrease (increase) in prepaid value added tax		38,172		(35,634)
Decrease in other current assets		25,793		67,891
Decrease in long-term other accounts receivable		—		1
Increase in long-term prepaid expenses		(80,420)		(43,016)
Increase in current deffered income tax assets		50		(8,011)
Increase in non-current deferred income tax assets		(259,346)		(172,265)
Increase in trade accounts and notes payable		256,642		122,926
Increase in other accounts payable		22,767		218,698
Increase (decrease) in advances received		(12,777)		56,179
Increase in unearned revenues		7,055		—
Increase in withholdings		13,322		5,927
Decrease in accrued expenses		(14,101)		(49,896)
Decrease in income taxes payable		(17,131)		(54,815)
Decrease in warranty reserve		(39,699)		(23,179)
Decrease in other current liabilities		(8,293)		(54,133)
Decrease in deferred income tax liabilities		(456)		—
Increase in long-term accrued expenses		430		—
Accrued severance benefits transferred from affiliated company, net		3,531		2,484
Payment of severance benefits		(33,932)		(16,306)
Decrease (increase) in severance insurance deposits		13,829		(18,817)
Decrease in contributions to the National Pension Fund		68		29
Increase in consolidation adjustments, net		(23,785)		(2,000)

		(84,213)		(269,795)

Net cash provided by operating activities		1,865,500		2,108,416

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	—	(Won)	(14,400)
Acquisition of available-for-sale securities		(53)		(339)
Proceeds from disposal of long-term financial instruments		3		—
Proceeds from disposal of available-for-sale securities		349		—
Proceeds from non-current guarantee deposits		10,138		2
Payments of non-current guarantee deposits		(4,640)		(4,732)
Acquisition of property, plant and equipment		(3,075,985)		(4,166,151)
Proceeds from disposal of property, plant and equipment		11,252		461
Acquisition of intangible assets		(8,251)		(12,704)
Increase in other current assets		(8)		(11)

Net cash used in investing activities		(3,067,195)		(4,197,874)

Cash flows from financing activities
Repayment of short-term borrowings		(58,307)		(173,004)
Repayment of current maturities of long-term debts		(442,848)		(212,931)
Proceeds from issuance of debentures		399,600		1,073,684
Proceeds from issuance of long-term debts		678,160		218,580
Proceeds from issuance of common stock		—		1,401,342

Net cash provided by financing activities		576,605		2,307,671

Net increase (decrease) in cash and cash equivalents		(625,090)		218,213
Cash and cash equivalents (Note 24)
Beginning of the year		1,579,452		1,361,239

End of the year	(Won)	954,362	(Won)	1,579,452

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Company” or the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 as the original name of LG Soft, Ltd., under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won)725,000 million and Philips acquired a 50% interest in LG LCD Co., Ltd.

The Controlling Company listed its shares with the Korea Stock Exchange and with the US Securities and Exchange Commission in July, 2004. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005, with the US Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of December 31, 2006, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.9
Koninklijke Philips Electronics N. V.	117,625,000	32.9
Others	104,565,700	29.2

	357,815,700	100.0

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2006, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company		Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100
LG.Philips LCD Germany GmbH	960,000		960,000		100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Poland Sp.z o.o.	2,385,900		2,385,900		100
LG.Philips LCD Guangzhou Co., Ltd.	—	[1]	—	[1]	100

[1]	No shares have been issued in accordance with the local laws and regulations.

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A., in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2006 and 2005, its capital stock amounted to US$5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan, in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2006 and 2005, its capital stock amounted to JP¥95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany, in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2006 and 2005, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan, in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of December 31, 2006 and 2005, its capital stock amounted to NTD116 million.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLCN)

LPLCN was incorporated in Nanjing, China, in July 2002, to manufacture and sell TFT-LCD products. As of December 31, 2006, its capital stock amounted to CNY 1,380 million (2005: CNY 1,069 million), and is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2006 and 2005, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China, in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2006 and 2005, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8)	LG.Philips LCD Poland Sp. z o.o.(LPL Poland)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2006, its capital stock amounted to PLN 238,590,000 (2005: PLN 50,000), and is wholly owned by LG. Philips LCD Co., Ltd.

(9)	LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPLGZ was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell the TFT LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2006, its capital stock amounted to CNY 318 million and is wholly owned by LG. Philips LCD Co., Ltd.

Equity-method investments

The primary business activities of the equity-method investments are as follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of December 31, 2006, its capital stock amounted to (Won)36,000 million and 40% shares of PEG are owned by LG.Philips LCD Co., Ltd.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, is as follows:

Condensed Balance Sheets

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets Non-current assets	(Won)	85,901 5,366	(Won)	361,469 1,797	(Won)	90,473 1,045	(Won)	328,203 3,731	(Won)	76,262 369,940

Total assets	(Won)	91,267	(Won)	363,266	(Won)	91,518	(Won)	331,934	(Won)	446,202

Current liabilities	(Won)	81,858	(Won)	359,202	(Won)	86,925	(Won)	319,534	(Won)	80,490
Non-current liabilities		—		—		34		—		157,057

Total liabilities		81,858		359,202		86,959		319,534		237,547

Capital stock		6,082		1,252		1,088		4,189		177,854
Retained earnings		5,672		3,057		4,812		10,906		51,571
Capital adjustments		(2,345)		(245)		(1,341)		(2,695)		(20,770)

Total shareholders’ equity		9,409		4,064		4,559		12,400		208,655

Total liabilities and shareholders’ equity	(Won)	91,267	(Won)	363,266	(Won)	91,518	(Won)	331,934	(Won)	446,202

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Current assets	(Won)	174,257	(Won)	248,379	(Won)	32,110	(Won)	25,941	(Won)	1,422,995
Non-current assets		356		216		200,616		11,670		594,737

Total assets	(Won)	174,613	(Won)	248,595	(Won)	232,726	(Won)	37,611	(Won)	2,017,732

Current liabilities	(Won)	168,580	(Won)	244,628	(Won)	166,489	(Won)	720	(Won)	1,508,426
Non-current liabilities		19		—		431		—		157,541

Total liabilities		168,599		244,628		166,920		720		1,665,967

Capital stock		1,736		596		76,590		38,264		307,651
Retained earnings		5,040		3,936		(10,360)		(957)		73,677
Capital adjustments		(762)		(565)		(424)		(416)		(29,563)

Total shareholders’ equity		6,014		3,967		65,806		36,891		351,765

Total liabilities and shareholders’ equity	(Won)	174,613	(Won)	248,595	(Won)	232,726	(Won)	37,611	(Won)	2,017,732

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Condensed Statements of Income

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	1,035,463	(Won)	1,653,550	(Won)	1,190,264	(Won)	2,749,688	(Won)	1,688,227
Cost of sales		1,019,704		1,636,554		1,180,483		2,727,103		1,615,202

Gross profit		15,759		16,996		9,781		22,585		73,025
Selling and administrative expenses		11,054		11,074		8,120		9,937		57,928

Operating income		4,705		5,922		1,661		12,648		15,097
Non-operating income (expense)		(2,707)		(4,572)		305		(10,834)		—

Ordinary income		1,998		1,350		1,966		1,814		15,097
Income tax expense (benefit)		771		647		1,095		667		(1,113)

Net income	(Won)	1,227	(Won)	703	(Won)	871	(Won)	1,147	(Won)	16,210

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Sales	(Won)	1,097,365	(Won)	1,163,364	(Won)	9	(Won)	—	(Won)	10,577,930
Cost of sales		1,087,564		1,154,570		—		—		10,421,180

Gross profit		9,801		8,794		9		—		156,750
Selling and administrative expenses		7,106		7,532		12,056		800		125,607

Operating income (loss)		2,695		1,262		(12,047)		(800)		31,143
Non-operating income (expense)		443		601		1,693		(157)		(15,228)

Ordinary income (loss)		3,138		1,863		(10,354)		(957)		15,915
Income tax expense		365		462		—		—		2,894

Net income (loss)	(Won)	2,773	(Won)	1,401	(Won)	(10,354)	(Won)	(957)	(Won)	13,021

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries in the preparation of the accompanying consolidated financial statements, are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

Principles of Consolidation

The fiscal year end of the consolidated subsidiaries is the same as that of the Controlling Company. Differences in accounting policy, between the Controlling Company and consolidated subsidiaries, are adjusted during consolidation.

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries.

All intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation (Note 21).

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

To eliminate the investment account of the Controlling Company and corresponding capital accounts of subsidiaries, the purchase method or the pooling of interest method is applied, depending on the nature of the transaction. In using the purchase method, when the Company has control over a subsidiary, the Company records the differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over less than 20 years, using the straight-line method.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, is fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interests, based on the percentage of ownership.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment losses on the securities are recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Difference between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee is amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for their intended use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful life
Buildings	20 ~ 40 years
Structures	20 ~ 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	3 ~ 5 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, enhancing the value of the assets over the recently appraised value of the assets, are capitalized.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Property, plant and equipment, which were acquired by the Company through government subsidies, are recorded at their fair values if the cost is lower than the market value. The government subsidies are presented as a deduction from the acquisition cost. The current year’s subsidies are offset against depreciation expense over the useful life of the property, plant and equipment, and the remaining amount is recognized as a loss on sale upon disposal of the property, plant and equipment.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

The Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. As of December 31, 2006, current lease transactions are classified only as operating leases and the related lease rentals are charged to expense when incurred.

Intangible Assets

Intangible assets, consisting of industrial property rights, rights to use electronics and gas supply facilities, rights to use the industrial water facility, goodwill and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to its estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)929.6: US$1 as of December 31, 2006;(Won)1.013.0: US$1 as of December 31, 2005), and the resulting translation gains and losses are recognized in current operations.

Translation of Foreign Currency Statements

Foreign currency financial statements of consolidated subsidiaries are translated into Korean won using the exchange rates in effect at the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in shareholders’ equity.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve. The warranty reserve as of December 31, 2006, is (Won)31,261 million (2005: (Won)24,947 million), and provision for warranty reserve for the year ended in December 31, 2006, is (Won)46,013 million (2005: (Won)28,909 million).

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of these deposits is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedges.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as the difference between the issuing value and the present value of future cash flows discounted at the effective interest rate of the bond without conversion features, is included in other capital surplus. The related adjustment to the conversion right is presented as a deduction from the face value, whereas call premium is presented as an addition.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service year.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized based on estimates when there are reasonable assumptions that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their probability of utilization, are recognized for the carryforward amount.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of December 31, 2006	2006		2005
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	6
Checking accounts	—		34		51
Time deposits	4.16		663,480		942,359
Passbook accounts in millions of foreign currencies of
US$ 130, JP¥ 391,
EUR 16, NTD 52,
CNY 998, HKD 103, PLN 46
(2005 : US$, 517, JP¥ 268,
EUR 6 , NTD 93,
CNY 706, HKD, 96)	5.63		290,842		637,036

			954,362		1,579,452
Long-term financial instruments
Guarantee deposit for checking accounts			13		16

		(Won)	954,375	(Won)	1,579,468

As of December 31, 2006 and 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable	(Won)	862,553	(Won)	3,253	(Won)	859,300
Other accounts receivable		112,561		379		112,182
Accrued income		858		8		850
Advance payments		7,105		55		7,050

	(Won)	983,077	(Won)	3,695	(Won)	979,382

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable	(Won)	1,270,781	(Won)	3,882	(Won)	1,266,899
Other accounts receivable		66,660		457		66,203
Accrued income		1,383		14		1,369
Advance payments		6,054		60		5,994

	(Won)	1,344,878	(Won)	4,413	(Won)	1,340,465

There were no negotiated foreign currency receivables outstanding as of December 31, 2006, and 2005. As of December 31, 2006, trade bills to overseas subsidiaries negotiated through banks but not yet matured, which was recorded as short-term borrowing, amounted to (Won)204,528 million (2005: (Won)303,904 million).

LG. Philips LCD Shanghai (“LPLSH”) sells accounts receivables for up to US$200 million through Standard Chartered Bank and LG. Philips LCD Taiwan (“LPLT”) sells accounts receivables for up to US$250 million through China Trust Bank and other banks. As of December 31, 2006, accounts receivables sold, which are not yet matured for LPLSH and LPLT are (Won)41,914 million and (Won)112,715 million, respectively.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$300 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of December 31, 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)364,785 million (2005: (Won)272,571 million), of which the Company’s subordinated retained interest was (Won)70,643 million (2005 : (Won)52,532 million). Accordingly, (Won)294,122 million (2005: (Won)220,039 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheets as of December 31, 2006. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)15,509 million for the year ended December 31, 2006.

In October 2006, the Company entered into a five-year accounts receivable selling program with Standard Chartered Bank. The Company sells accounts receivables of four subsidiaries, namely, LPLA, LPLG, LPLSH and LG.Philips LCD Hongkong (“LPLHK”), on a revolving basis, up to US$ 469 million. As of December 31, 2006, the amount of accounts receivable recorded as sales is \185,633 million.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

5.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2006 and 2005, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the accompanying notes, are as follows:

	2006				2005
(in millions)	Korean Won equivalent		Foreign currency		Korean Won equivalent		Foreign currency
Trade accounts and notes receivable	(Won)	908,888	US$	917	(Won)	1,258,328	US$	480
			JP¥	675			JP¥	16,914
			EUR	41			EUR	142
							NTD	10,773
							HKD	938

Other accounts receivable		11,031	US$	2		63,535	US$	7
			JP¥	98			JP¥	705
			EUR	6			EUR	15
							NTD	1,006
							CNY	8

Trade accounts and notes payable		392,405	US$	288		291,505	US$	63
			JP¥	14,697			JP¥	11,150
			EUR	—			EUR	1
			CNY	80			CNY	1,041

Other accounts payable		277,965	US$	16,814		197,188	US$	14
			JP¥	5,379			JP¥	16,170
			EUR	21,027			EUR	17
			NTD	8			NTD	24
			CNY	1,773			CNY	179
			HKD	—			HKD	3
			PLN	14,310

Accrued expenses		11,418	US$	1		10,886	US$	7
			JP¥	11			JP¥	8
			EUR	1			EUR	1
			NTD	101			NTD	46
			CNY	24			CNY	12
			HKD	2			HKD	1
			PLN	9				—

Advanced received		—		—		51,991	US$	51

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

6.	Inventories

Inventories as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	641,913	(Won)	355,532
Work-in-process		312,231		170,775
Raw materials		129,981		142,717
Supplies		101,581		66,142

		1,185,706		735,166
Less : Valuation loss		(133,001)		(44,381)

	(Won)	1,052,705	(Won)	690,785

For the year ended December 31, 2006, the Company recorded ramp-up cost of (Won) 18,043 million (2005: (Won) 18,928 million) to counter the unusual low volume of production.

As of December 31, 2006, inventories and property, plant and equipment are insured against fire and other casualty losses for up to (Won)24,679,994 million, CNY 6,220 million, US$ 40 million, NTD 7 million (2005: (Won)30,088,637 million, CNY 5,451 million, US$ 19 million, NTD 5 million and EUR 11 million). Also, as of December 31, 2006, the Company insured directors’ and officers’ liabilities for up to US$ 100 million (2005: (Won)100 million).

7.	Equity-method Investment

Equity-method investment as of December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
Paju Electric Glass	1,440,000	40	(Won)	14,400	(Won)	20,631	(Won)	19,284

	2005
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
Paju Electric Glass	1,440,000	40	(Won)	14,400	(Won)	14,083	(Won)	14,156

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

As of and for the year ended December 31, 2006, condensed financial statements of the investees, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheets

(in millions of Korean won)	Paju Electric Glass
Current assets	(Won)	65,070
Non-current assets		26,192

Total assets	(Won)	91,262

Current liabilities	(Won)	46,713
Non-current liabilities		167

Total liabilities		46,880

Capital stock		36,000
Retained earnings		8,382
Capital adjustments		—

Total shareholders’ equity		44,382

Total liabilities and shareholders’ equity	(Won)	91,262

Condensed Income Statement

(in millions of Korean won)	Paju Electric Glass
Sales	(Won)	164,379
Cost of sales		153,782

Gross profit		10,597
Selling and administrative expenses		2,373

Operating income		8,224
Non-operating expense		(23)

Ordinary income		8,201
Income tax benefit		(790)

Net income	(Won)	8,991

The financial statements of the investee were adjusted due to a change in an accounting policy. Details of said adjustment are as follows :

	2006
Company name	Reason for adjustment	Net asset value before adjustment		Adjustment amount		Net asset value after adjustment
Paju Electric Glass	Unification of depreciation method	(Won)	44,382	(Won)	7,195	(Won)	51,577

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

The details of the equity method valuation for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Balance as of January 1, 2006		Acquisitions during the year		Gain on valuation of equity method investments		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2006
Paju Electric Glass	(Won)	14,156	(Won)	—	(Won)	5,128	(Won)	—	(Won)	—	(Won)	19,284

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the year		Loss on valuation of equity method investments		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2005
Paju Electric Glass	(Won)	—	(Won)	14,400	(Won)	(244)	(Won)	—	(Won)	—	(Won)	14,156

As of December 31, 2006 and 2005, the eliminated unrealized losses in the valuation of equity method investments are as follows:

	2006						2005
	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
Paju Electric Glass	(Won)	(1,347)	(Won)	—	(Won)	(1,347)	(Won)	—	(Won)	—	(Won)	—

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

8.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2006	(Won)	316,236	(Won)	1,711,762	(Won)	122,827	(Won)	5,178,056	(Won)	66,107	(Won)	155,393
Acquisition		18,402		94,215		1,952		174,801		4,088		40,350
Capitalized interest		—		1		2		19,723		—		—
Depreciation		—		(86,247)		(7,666)		(2,399,770)		(22,496)		(75,536)
Disposal		—		(1,168)		—		(1,213)		(1)		314
Transfer		925		40,442		20,499		2,880,013		33,317		45,079
Subsidy (increase)decrease		(18,402)		(1,161)		(1,970)		(76)		—		—

Balance as of December 31, 2006	(Won)	317,161	(Won)	1,757,844	(Won)	135,644	(Won)	5,851,534	(Won)	81,015	(Won)	165,600

Accumulated depreciation	(Won)	—	(Won)	267,524	(Won)	34,240	(Won)	8,183,774	(Won)	86,275	(Won)	269,866

	Vehicles		Other		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2006	(Won)	6,465	(Won)	6,052	(Won)	505,787	(Won)	1,130,914	(Won)	9,199,599
Acquisition		957		—		672,451		1,821,866		2,829,082
Capitalized interest		—		—		—		6,401		26,127
Depreciation		(2,526)		—		—		—		(2,594,241)
Disposal		—		—		(9,759)		—		(11,827)
Transfer		2,164		2,408		(1,050,106)		(1,975,009)		(268)
Subsidy (increase)decrease		—		—		—		1,183		(20,426)

Balance as of December 31, 2006	(Won)	7,060	(Won)	8,460	(Won)	118,373	(Won)	985,355	(Won)	9,428,046

Accumulated depreciation	(Won)	7,815	(Won)	—	(Won)	—	(Won)	—	(Won)	8,849,494

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	884,154	(Won)	114,875	(Won)	3,433,928	(Won)	25,932	(Won)	90,478
Acquisition		—		33,270		616		106,669		11,828		58,429
Capitalized interest		—		7,300		—		33,009		—	(Won)	—
Depreciation		—		(49,491)		(6,617)		(1,622,375)		(12,036)		(58,199)
Disposal		—		—		—		(581)		(12)		(83)
Transfer		2,616		836,529		13,953		3,227,406		40,395		64,768

Balance as of December 31, 2005	(Won)	316,236	(Won)	1,711,762	(Won)	122,827	(Won)	5,178,056	(Won)	66,107	(Won)	155,393

Accumulated depreciation	(Won)	—	(Won)	178,817	(Won)	26,448	(Won)	5,838,978	(Won)	59,440	(Won)	194,476

	Vehicles		Other		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,961	(Won)	2,501	(Won)	704,588	(Won)	953,145	(Won)	6,528,182
Acquisition		1,175		604		945,207		3,218,320		4,376,118
Capitalized interest		—		—		1,663		4,747		46,719
Depreciation		(1,784)		—		—		—		(1,750,502)
Disposal		(229)		—		—		—		(905)
Transfer		2,342		2,947		(1,145,671)		(3,045,298)		(13)

Balance as of December 31, 2005	(Won)	6,465	(Won)	6,052	(Won)	505,787	(Won)	1,130,914	(Won)	9,199,599

Accumulated depreciation	(Won)	5,352	(Won)	—	(Won)	—	(Won)	—	(Won)	6,303,511

As of December 31, 2006, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)403,198 million (2005 : (Won)366,820 million).

The Company capitalizes the loss on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expense for the year ended December 31, 2006, amount (Won)26,127 million (2005: (Won)46,719 million).

For the year ended December 31, 2006, net loss on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)9,628 million (2005: (Won) 4,133 million).

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

For the year ended December 31, 2006, the effects of capitalized expenses on significant accounts in the balance sheet and statement of operations are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation
Property, plant and equipment	(Won)	18,277,542	(Won)	8,849,494	(Won)	18,162,681	(Won)	8,820,557	(Won)	114,861	(Won)	28,937

Statement of operations

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	2,594,241	(Won)	2,579,074	(Won)	15,167
Interest expense		179,199		214,954		(35,755)
Foreign currency translation gain		62,576		72,204		9,628
Net income		769,313		780,273		(10,960)

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

9. Intangible Assets

Changes in intangible assets for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Intellectual property rights		Rights for industrial water facilities		Software		Others		Total
Balance as of January 1, 2006	(Won)	141,013	(Won)	8,653	(Won)	9,413	(Won)	227	(Won)	159,306
Acquisition during the year		8,252		—		1,678		—		9,930
Reversal		—		—		—		—		—
Amortization		(42,941)		(1,232)		(1,179)		(58)		(45,410)

Balance as of December 31, 2006	(Won)	106,324	(Won)	7,421	(Won)	9,912	(Won)	169	(Won)	123,826

Accumulated amortization	(Won)	328,082	(Won)	4,878	(Won)	12,740	(Won)	1,057	(Won)	346,757

	2005
	Intellectual property rights		Rights for industrial water facilities		Software		Others		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	9,893	(Won)	9,785	(Won)	259	(Won)	192,010
Acquisition during the year		10,829		12		1,894		—		12,735
Reversal		—		(18)		—		—		(18)
Amortization		(41,889)		(1,234)		(2,266)		(32)		(45,421)

Balance as of December 31, 2005	(Won)	141,013	(Won)	8,653	(Won)	9,413	(Won)	227	(Won)	159,306

Accumulated amortization	(Won)	285,141	(Won)	3,646	(Won)	11,561	(Won)	1,115	(Won)	301,463

The Company has classified the amortization as part of manufacturing overhead cost. The total amortization expense for the year ended December 31, 2006, amount to (Won)45,410 million (2005: (Won)45,421 million).

The details of intellectual property rights as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Description	2006		2005		Remaining period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	106,324	(Won)	141,013	4 ~ 10 years

The Company expensed research and development costs of (Won)438,867 million for the year ended December 31, 2006 (2005: (Won)365,437 million).

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

For the years ended December 31, 2006 and 2005, the significant expenses, which are expected to have probable future economic benefits but expensed in the period incurred, consist of the following:

(in millions of Korean won)	2006		2005
Training expenses	(Won)	16,533	(Won)	15,042
Advertising expenses		24,143		21,907
Expenses for foreign market expansion		5,255		8,835

	(Won)	45,931	(Won)	45,784

10. Short-Term Borrowings

Short-term borrowings as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of December 31, 2006	2006		2005
Documents against acceptance of US$ 220 million (2005 : US$ 300 million)	Woori Bank and others	3M Libor + 0.7 –0.9	(Won)	204,528	(Won)	303,904
General loans of US$ 13 million, JP¥ 1,520 million, EUR 8 million, and PLN 39 million (2005 : US$ 5 million)	Mizuho Bank and others	3M Libor + 0.5 –0.8		45,577		5,065

			(Won)	250,105	(Won)	308,969

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

11. Long-Term Debts and Debentures

Long-term debts and debentures as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of December 31, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,750,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		200,000
Less: Current maturities			(300,000)		(200,000)
Discounts on debentures			(16,036)		(28,120)

			1,833,964		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3ML+0.6		185,920		304,913

Term notes, payable through 2006	—		—		82,559

			—		387,472
Less: Current maturities			(185,920)		(184,872)
Discount on debentures			—		(1,960)

			—		200,640

Convertible bonds¹
US dollar-denominated bond, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Discount on debentures			(2,139)		(2,724)
Conversion adjustment			(80,827)		(102,917)

			485,427		462,752

		(Won)	2,319,391	(Won)	2,385,272

Won currency loans
General loans	5.53 – 6.1	(Won)	238,383	(Won)	117,800
	3.25		14,634		8,620
Less : Current maturities			(39,267)		(29,417)

			213,750		97,003

Foreign currency loans
General loans	5.26 – 6.15		167,599		144,607
	3ML+1.0		—		17,727
	6ML+1.2		44,621		48,624
	3ML+0.99 –1.35		139,440		151,950
	3ML+0.35 –0.47		464,800		—
Less : Current maturities			(42,613)		(29,214)

			773,847		333,694

		(Won)	987,597	(Won)	430,697

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totalling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of December 31, 2006, the number of non-converted common shares is 8,276,681.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

As of December 31, 2006, the foreign currency debentures denominated in U.S. dollars amount to US$ 200 million (2005 : US$ 383 million), while the foreign currency loans denominated in U.S. dollars and Chinese yuan renminbi amounted to US$ 845 million and CNY 260 million (2005 : US$ 326 million and CNY 263 million), respectively.

Current maturities of long-term debts and debentures as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of
Type of borrowing	December 31, 2006	2006		2005
Long -tem debt in won currency loans	5.9 – 6.1	(Won)	39,266	(Won)	29,417

Long-term debt in won currency debt	6.0		300,000		200,000
Long-term debt in foreign currency debentures of US$ 200 million (2005: US$ 183 million)	3ML+0.6		185,920		184,872
Long-term debt in foreign currency loans of US$ 45 million (2005: US$ 28 million)	6ML+1.2		42,613		29,215
	5.97

			567,799		443,504
Less: Discount on debentures			(4,169)		(2,664)

		(Won)	563,630	(Won)	440,840

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

The aggregate annual maturities of long-term debts outstanding as of December 31, 2006, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won) For the year ending December 31,	Won currency debentures		Won currency loans		Convertible bonds		Foreign currency loans		Total
2008	(Won)	250,000	(Won)	61,766	(Won)	—	(Won)	102,830	(Won)	414,596
2009		600,000		40,451		—		85,673		726,124
2010		600,000		32,065		483,780		85,683		1,201,528
2011		400,000		32,927		—		492,688		925,615
2012		—		32,927		—		6,973		39,900
Thereafter		—		13,614		—		—		13,614

	(Won)	1,850,000	(Won)	213,750	(Won)	483,780	(Won)	773,847	(Won)	3,321,377

12. Leases

The Company entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases, under which lease payments are charged to expense as incurred.

As of December 31, 2006, future lease payments under these operating lease agreements are as follows:

(in millions of Korean won)
For the period ending December 31,	Annual payment
2007	(Won)	1,549
2008		1,085
2009		605
2010		345
2011		86

Total	(Won)	3,670

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

13. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005
Balance at the beginning of the year	(Won)	112,010	(Won)	81,981
Actual severance payments		(33,932)		(16,306)
Transferred from / to affiliated companies, net		3,531		2,484
Provision for severance benefits		55,183		43,851

		136,792		112,010
Cumulative deposits to National Pension Fund		(640)		(708)
Severance insurance deposit		(54,267)		(68,096)

Balance at the end of the year	(Won)	81,885	(Won)	43,206

The severance benefits are funded approximately 39.7% (2005 : 60.8%) as of December 31, 2006, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

14. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the year ended December 31, 2006 and 2005, is as follows:

	2006	2005
Beginning, number of shares under SARs	410,000	—
Options granted	—	450,000
Options canceled/expired¹	150,000	40,000

Ending, number of shares under SARs	260,000	410,000

¹	Options canceled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2006 as market price is below than exercise price as of December 31, 2006.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

15. Commitments and Contingencies

As of December 31, 2006, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2006, the Controlling Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$ 100 million.

As of December 31, 2006, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities for up to US$ 1,186.5 million. The Controlling Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$ 123.5 million.

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to US$ 8.5 million relating to tax payments in Poland.

LPLA has entered into a line of credit agreement for up to US$10 million with Comerica Bank. LPLJ and LPLT are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and NTD68 million, respectively, relating to their local tax payments.

As of December 31, 2006, in relation to its TFT-LCD business, the Controlling Company has patent license agreements with Hitachi and others. As of December 31, 2006, the Controlling Company has trademark license agreements with LG Corporation and Philips Electronics.

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
BNP and others	US$	2,064	(Won)	1,951,067	(Won)916.40:US$1 - (Won)974.30:US$1	January 3, 2007 – December 11, 2007
Kookmin Bank and others		EUR 180	(Won)	217,757	(Won)1,164.28:EUR 1 - (Won)1,229.17:EUR1	January 9, 2007 –November 19, 2007
HSBC and others	(Won)	334,571		JP¥ 40,500	(Won) 7.9790: JP(Won)1 - (Won)8.7140: JP(Won)1	January 12, 2007 –December 14, 2007
Kookmin Bank and others	US$	78		JP¥ 9,000	JP¥114.42: US$1 - JP¥116.10: US$1	January 12, 2007 –April 16, 2007

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

As of December 31, 2006, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)35,560 million and (Won)19,996 million, respectively. Total unrealized gains and losses of (Won)2,496 million and (Won)5,843 million, respectively, were charged to operations for the year ended December 31, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to be completed on December 14, 2007. The aggregate amount of all deferred gains and losses of (Won)33,064 million and (Won)14,153 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from December 31, 2006.

For the year ended December 31, 2006, the Company recorded realized exchange gains of (Won)246,904 million (2005: (Won)107,825 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)78,768 million (2005: (Won)112,618 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	100 —	(Won)	— 96,170	3M Libor 4.54%	August 29, 2011

As of December 31, 2006, unrealized gains and losses of (Won)623 million and (Won)3,210 million, respectively, were charged to loss on valuation.

For the year ended December 31, 2006, the Controlling Company recorded realized gains of (Won)361 million (2005: (Won)903 million) and realized losses of (Won)26,174 million (2005: (Won)7,734 million) on cross-currency swap contracts upon settlement.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured using quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

A summary of these contracts is as follows:

(in millions) Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	50	US$	100	(Won)957.30:US$1 - (Won)966.50:US$1	May 21, 2007 – June 21, 2007

As of December 31, 2006, unrealized gains of (Won)1,557 million were charged to current operations, as these contracts do not fulfill the requirement for hedge accounting for financial statement purposes.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts follows:

(in millions) Contracting party	Contract Amount		Contract Foreign Exchange Rate		Maturity date
SC First Bank	US$	150	Accept floating rate Pay fixed rate	6 M Libor 5.375% -5.644%	May 21, 2009 – May 24, 2010

As of December 31, 2006, unrealized losses of (Won)2,152 million was charged to capital adjustments, as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2006, the Controlling Company recorded realized gains of (Won) 6 million and realized losses of (Won) 27 million on interest rate swap contracts upon settlement.

The Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 29, 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Controlling Company in the United States District Court under the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. In November 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. The Controlling Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 20, 2006, the American Arbitration Association decided in favor of the Controlling Company.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

In May 27, 2004, the Controlling Company filed a complaint in the United States District of Delaware and the Patent County Court in the United Kingdom against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices. On November 28, 2005, the Controlling Company lost its patent infringement case against Tatung Company and ViewSonic Corp. in the Patent County Court in United Kingdom. The Controlling Company appealed this judgment. On December 20, 2006, the Court of Appeals dismissed the appeal.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Controlling Company in the United States District Court for the Central District of California. However, Chungwha Picture Tubes and the Controlling Company have proposed to stay the case until June 2007. Chungwha Picture Tubes later withdrew the case against LGE.

On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company $52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Controlling Company in the United States District Court for the Northern District of Illinois.

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware.

The Controlling Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

The Controlling Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of December 31, 2006, the Controlling Company, along with a number of other companies in the LCD industry, have been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. Each of these matters remains in the very early stages and the Controlling Company is not in a position to predict their outcome. However, the Controlling Company intends to defend itself vigorously in these matters.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

16. Capital Stock

On March 19, 2005, at their Annual General Meeting, the stockholders approved the increase in the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2005. The number of issued common shares as of December 31, 2006 and 2005, is 357,815,700.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand. In September 2004, pursuant to “Underwriting Agreement” dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for US $51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

Issuances and other movements in common stock from January 1, 2005 to December 31, 2006, are as follows:

(in millions of Korean won) Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2005, balance		(Won)	1,626,579	(Won)	1,012,271
July 26, 2005	Issuance of common stock Stock issuance cost		162,500 —		1,259,469 (20,627)

December 31, 2005, balance		(Won)	1,789,079	(Won)	2,251,113

December 31, 2006, balance		(Won)	1,789,079	(Won)	2,251,113

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

17. Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2006 and 2005, consists of:

(in millions of Korean won)	2006		2005
Additional paid in capital	(Won)	2,251,113	(Won)	2,251,113
Conversion right¹		24,059		28,137

	(Won)	2,275,172	(Won)	2,279,250

¹	Net of tax effects.

Retained earnings as of December 31, 2006 and 2005, consists of:

(in millions of Korean won)	2006		2005
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,711,036		3,480,349

	(Won)	2,839,373	(Won)	3,608,686

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

18. Capital Adjustments

Capital adjustments as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Overseas subsidiary translation adjustment[1]	(Won)	(26,550)	(Won)	(11,729)
Gain on valuation of derivative instruments[1]		24,423		29,293
Loss on valuation of derivative instruments[1]		(11,821)		(18,982)

	(Won)	(13,948)	(Won)	(1,418)

[1]	Net of tax effects.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

19. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Current income taxes	(Won)	7,589	(Won)	31,981
Deferred income taxes from temporary differences		(21,015)		(20,519)
Deferred income taxes from accumulated deficit carryforward		(248,493)		—
Deferred income taxes from tax credit		16,017		(155,148)
Deferred income taxes added to shareholders’ equity		(6,261)		(4,631)

Income tax benefit	(Won)	(252,163)	(Won)	(148,317)

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Inventories	(Won)	21,267	(Won)	8,570
Other current assets		492		(4,133)
Property, plant and equipment		59,974		34,762
Warranty liabilities		8,840		4,320
Tax credit carryforward		436,486		292,976
Deferred income taxes from net losses carryforward		248,493		—
Deferred income taxes added to shareholders’ equity		(10,892)		(4,631)
Others		(2,990)		16,788
Deduction of unrealizable deferred income tax assets		(159,527)		—

	(Won)	602,143	(Won)	348,652

Available tax credits as of December 31, 2006, amounted to (Won)481,414 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The Company estimates the realizability of deferred tax assets based on the estimated taxable income. The Company did not recognize (Won)159,527 million of deferred tax assets as they were determined to be unrealizable.

As of December 31, 2006, as the possibility of sale of investments or payment of dividends from subsidiaries in the near future is minimal, the Company did not recognize (Won)25,102 million of temporary differences related to the valuation of equity method investments.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

The reconciliation between income before income taxes and taxable income for the years ended December 31, 2006 and 2005, follows:

(in millions of Korean won)	2006		2005
Income (Loss) before income taxes	(Won)	(1,021,476)	(Won)	368,695
Add (deduct) :
Temporary differences		127,585		61,467
Permanent differences		12,419		1,578

Taxable income	(Won)	(881,472)	(Won)	431,740

The statutory income tax rate, including resident tax surcharges, applicable to the Company is 27.5% for the year end December 31, 2006 and 2005. The statutory income tax rates applicable to overseas subsidiaries are approximately 7.5%~40.0%.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2006, is 24.69% (2005: negative 40.23%).

Changes in accumulated temporary differences for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	January 1, 2006		Increase (decrease)		December 31, 2006
Inventories	(Won)	40,943	(Won)	36,019	(Won)	76,962
Derivatives		(18,229)		20,019		1,790
Property, plant and equipment		140,485		56,246		196,731
Warranty reserve		20,601		10,660		31,261
Others		48,734		(3,689)		45,045

Total	(Won)	232,534	(Won)	119,255	(Won)	351,789

Deduction from capital	(Won)	(31,250)	(Won)	(8,357)	(Won)	(39,607)

Net loss carryforward	(Won)	—	(Won)	903,610	(Won)	903,610

Tax credit carryforward	(Won)	292,976	(Won)	143,510	(Won)	436,486

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

20. Earnings Per Share

Earnings(Loss) per share is computed by dividing net income(loss) by the weighted-average number of common shares outstanding during the year. Ordinary income(loss) per share is computed by dividing ordinary income(loss) allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Earnings(Loss) per share for the three-month periods and years ended December 31, 2006 and 2005, ia calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2006		2005		2006		2005
Net income(loss) as reported on the statements of operations	(Won)	(174,345)	(Won)	327,848	(Won)	(769,313)	(Won)	517,012
Weighted-average number of common shares outstanding		358		358		358		339

Earnings(Loss) per share	(Won)	(487)	(Won)	916	(Won)	(2,150)	(Won)	1,523

Diluted earnings(loss) per share	(Won)	(487)	(Won)	908	(Won)	(2,150)	(Won)	1,523

The Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings and diluted ordinary income per share as the convertible bonds issued have no dilutive effect for the year ended December 31, 2006.

The diluted ordinary earnings per share and the diluted net earnings per share were (Won)908 per share for the three-month period ended December 31, 2005. Diluted earnings per share for the three-month period ended December 31, 2005, was calculated as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	327,848
Add : Interest expense on convertible bonds¹		4,548

Diluted net income allocated to common stock		332,396
Weighted average number of common shares and diluted securities outstanding during the year		366

Diluted earnings per share	(Won)	908

¹	Net of tax effects.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Earnings(Loss) per share for the three-month period ended September 30, 2006, follows:

	September 30, 2006
Basic loss per share	(Won)	(897)
Diluted loss per share	(Won)	(897)

21. Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies during the years ended December 31, 2006 and 2005, and the related account balances outstanding as of December 31, 2006 and 2005, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2006		2005
Sales [1]	(Won)	8,632,419	(Won)	7,870,776
Purchases		149,502		10,701
Accounts receivable		1,167,626		1,237,187
Accounts payable		27,449		12,004

¹	Includes sale of property, plant and equipment amounting to (Won)33 million.

Between consolidated subsidiaries

(in millions of Korean won)	2006		2005
Accounts receivable and payable	(Won)	3,867	(Won)	571,563
Sales and purchases		1,393,359		3,411,230

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, durning the year ended December 31, 2006 and 2005, and as of December 31, 2006 and 2005, are summarized as follows:

(in millions of Korean won)	Sales¹				Purchases [2]
	2006		2005		2006		2005
Parents companies
LG Electronics Inc	(Won)	1,729,344	(Won)	1,821,507	(Won)	134,236	(Won)	179,577
Philips		1,331,407		1,323,637		74,550		52,229
Company that has significant influence over the Company
LG Corporation		—		—		13,151		11,218
Equity-method investee
Paju Electric Glass Co., Ltd.		6		1		162,182		—
Other related parties
LG Chem Ltd.		—		—		708,770		620,930
LG International		960,426		743,768		1,006,078		1,338,057
Serveone		299		—		175,665		146,109
Micron Ltd.		237		—		113,268		125,224
LG CNS		5		—		103,056		113,615
Others		39,762		75,141		140,730		61,959

Total	(Won)	4,061,486	(Won)	3,964,054	(Won)	2,631,686	(Won)	2,648,918

(in millions of Korean won)	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.	(Won)	138,959	(Won)	219,327	(Won)	13,574	(Won)	66,751
Philips		112,569		176,599		5,863		4,548
Company that has significant influence over the Company
LG Corporation		2,340		10,970		548		1,692
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		22,535		—
Other related parties
LG Chem Ltd.		—		—		180,425		72,319
LG International		58,684		47,515		122,953		198,422
Serveone		2,373		—		47,169		36,792
Micron Ltd.		—		—		50,568		55,234
LG CNS		—		—		8,528		32,370
Others		12,428		22,320		26,971		9,790

Total	(Won)	327,353	(Won)	476,731	(Won)	479,134	(Won)	477,918

¹	Includes sale of property, plant and equipment amounting to (Won)798 million.
[2]	Includes purchases of property, plant and equipment amounting to (Won)797,486 million.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Significant management¹ compensation costs for the nine-month period ended September 30, 2006, are as follows:

(in millions for Korean won)
Short-term employee salaries	(Won)	1,506
Post-retirement benefits		374

	(Won)	1,880

¹	Management herein refers to the directors who have significant control and responsibilities on the Controlling Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

22. Value Added Information

Value added information for the years ended December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	Cost of Sales		Selling and administrative expense		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	549,710	(Won)	68,393	(Won)	26,065	(Won)	10,314	(Won)	654,482
Severance benefits		45,833		5,612		2,698		1,040		55,183
Employee fringe benefits		92,087		9,274		3,655		1,347		106,363
Rent		2,440		13,777		509		—		16,726
Depreciation		2,618,279		7,003		13,567		803		2,639,652
Taxes and dues		7,477		4,317		216		20		12,030

	(Won)	3,315,826	(Won)	108,376	(Won)	46,710	(Won)	13,524	(Won)	3,484,436

	2005
(in millions of Korean won)	Cost of Sales		Selling and administrative expense		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	386,021	(Won)	60,459	(Won)	20,231	(Won)	41,748	(Won)	508,459
Severance benefits		31,624		4,455		1,740		6,033		43,852
Employee fringe benefits		71,886		10,647		2,635		4,060		89,228
Rent		2,124		6,958		439		—		9,521
Depreciation		1,775,328		10,523		6,472		3,600		1,795,923
Taxes and dues		5,009		4,366		169		200		9,744

	(Won)	2,271,992	(Won)	97,408	(Won)	31,686	(Won)	55,641	(Won)	2,456,727

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

23. Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 92% of total sales for the year ended December 31, 2006.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2006 and 2005 :

(in millions of Korean won)
Sales	Domestic		Asia		America		Europe		Others		Total
2006	(Won)	805,164	(Won)	6,534,476	(Won)	1,033,726	(Won)	1,753,717	(Won)	497,117	(Won)	10,624,200

2005	(Won)	990,900	(Won)	6,688,993	(Won)	1,062,374	(Won)	1,329,989	(Won)	3,324	(Won)	10,075,580

24. Supplemental Cash Flow Information

Significant transaction not affecting cash flow for the years ended December 31, 2006 and 2005, follows:

(in millions of Korean won)	2006		2005

Other accounts payable arising from the purchase of property, plant and equipment	(Won)	854,019	(Won)	1,077,932

25. Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2006, are as follows :

(in millions of Korean won, except per share amount)
Sales	(Won)	3,065,294
Cost of sales		3,090,235
Operating loss		176,588
Net loss		174,345
Loss per share		487
Diluted loss per share		487

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

26. Approval of Non-Consolidated Financial Statements

The December 31, 2006 non-consolidated financial statements of the Company were approved at the Board of Directors’ meeting on January 16, 2007.

27. Subsequent Events

On January 16, 2007, the Board of Directors appointed Mr. Young Su Kwon to replace Mr. Bon Joon Koo as the Joint Representative Director of the Controlling Company. This appointment will be ratified by the shareholders during the 22nd Shareholders’ Meeting scheduled to be held on February 28, 2007.

In February 2007, the Controlling Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Controlling Company and the officers and directors intend to defend themselves vigorously in this matter.

In February, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipments manufactured by Nikon Corporation.

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2006 and 2005

LG.Philips LCD Co., Ltd.

Index

December 31, 2006 and 2005

A member firm of

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2006 and 2005, and the related non-consolidated statements of operations, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
February 13, 2007

This report is effective as of February 13, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	788,066	(Won)	1,465,025
Available-for-sale securities		23		354
Trade accounts and notes receivable, net (Notes 4, 5 and 20)		1,049,408		1,034,196
Inventories, net (Note 6)		735,376		471,765
Other accounts receivable, net (Notes 4, 5 and 20)		27,036		15,751
Accrued income, net (Note 4)		820		1,369
Advance payments, net (Note 4)		5,431		5,959
Prepaid expenses		22,051		20,532
Prepaid value added tax		52,837		102,094
Deferred income tax assets (Note 18)		—		4,647
Others (Note 14)		50,608		75,242

Total current assets		2,731,656		3,196,934

Property, plant and equipment, net (Note 8)		8,860,076		8,988,459
Long-term financial instruments (Note 3)		13		16
Equity-method investments (Note 7)		361,545		213,968
Non-current guarantee deposits		17,338		24,000
Long-term prepaid expenses		137,974		83,023
Deferred income tax assets (Note 18)		593,063		339,621
Intangible assets, net (Note 9)		114,182		149,894

Total assets	(Won)	12,815,847	(Won)	12,995,915

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 5 and 20)	(Won)	943,924	(Won)	563,874
Other accounts payable (Notes 5 and 20)		1,066,642		1,445,471
Advances received		461		609
Withholdings		9,045		12,004
Accrued expenses (Note 5)		67,814		73,772
Income tax payable (Note 18)		—		19,499
Warranty reserve		28,015		16,023
Current maturities of debentures and long-term debts (Note 10)		553,089		429,352
Others (Note 14)		25,399		33,678

Total current liabilities		2,694,389		2,594,282

Debentures, net of current maturities and discounts on debentures (Note 11)		2,319,391		2,385,272
Long-term debts, net of current maturities (Note 11)		830,540		297,577
Accrued severance benefits, net (Note 12)		81,851		43,187

Total liabilities		5,926,171		5,320,318

Commitments and contingencies (Note 14)

Shareholders’ equity
Capital stock (Note 15)
Common stock, (Won)5,000 par value per share;400 million shares authorized ; 358 million shares issued and outstanding		1,789,079		1,789,079
Capital surplus (Note 16)		2,275,172		2,279,250
Retained earnings (Note 16)		2,839,373		3,608,686
Capital adjustments (Note 17)		(13,948)		(1,418)

Total shareholders’ equity		6,889,676		7,675,597

Total liabilities and shareholders’ equity	(Won)	12,815,847	(Won)	12,995,915

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Years ended December 31, 2006 and 2005

(in millions of Korean won, except per share amounts)	2006		2005
Sales (Notes 20 and 22)	(Won)	10,200,660	(Won)	8,890,155

Cost of sales (Note 21)		10,688,068		8,029,141

Gross profit (loss)		(487,408)		861,014

Selling and administrative expenses		457,800		413,377

Operating income(loss)		(945,208)		447,637

Non-operating income
Interest income		26,178		48,942
Rental income		7,811		207
Foreign exchange gains (Note 14)		182,386		181,522
Gain on foreign currency translation (Note 14)		50,945		47,714
Gain on valuation of equity method investments (Note 7)		58,513		946
Gain on disposal of property, plant and equipment		518		2,090
Others		44,480		24,642

		370,831		306,063

Non-operating expenses
Interest expenses		159,339		97,544
Foreign exchange losses (Note 14)		234,859		228,158
Loss on foreign currency translation (Note 14)		13,423		23,914
Loss on disposal of property, plant and equipment		1,046		115
Loss on disposal of accounts receivable		9,922		7,868
Loss on disposal of available-for-sale securities		35		—
Loss on valuation of equity method investments (Note 7)		11,379		7,574
Loss on valuation of investment assets		118		—
Ramp up cost (Note 6)		18,043		18,928
Donations		1,821		2,318
Others		7		—

		449,992		386,419

Income(loss) before income taxes		(1,024,369)		367,281

Income tax benefit (Note 18)		255,056		149,731
Net income(loss)	(Won)	(769,313)	(Won)	517,012

Ordinary income(loss) per share (Note 19)	(Won)	(2,150)	(Won)	1,523

Earnings(loss) per share (Note 19)	(Won)	(2,150)	(Won)	1,523

Diluted ordinary income(loss) per share (Note 19)	(Won)	(2,150)	(Won)	1,523

Diluted earnings(loss) per share (Note 19)	(Won)	(2,150)	(Won)	1,523

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of Retained Earnings

Years ended December 31, 2006 and 2005

(Date of appropriations : February 28, 2007 and February 28, 2006 for the years ended December 31, 2006 and 2005, respectively)

(in millions of Korean won)	2006		2005
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	3,480,349	(Won)	2,963,337
Net income(loss)		(769,313)		517,012

		2,711,036		3,480,349
Appropriation of retained earnings		—		—

Unappropriated retained earnings carried forward to the subsequent year	(Won)	2,711,036	(Won)	3,480,349

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Cash flows from operating activities
Net income(loss)	(Won)	(769,313)	(Won)	517,012
Adjustments to reconcile net income(loss) to net cash provided by operating activities
Depreciation		2,521,931		1,704,733
Amortization of intangible assets		44,231		44,400
Provision for severance benefits		55,157		43,834
Gain on foreign currency translation, net		(47,145)		(27,942)
Loss on disposal of available-for-sale securities		35		—
Loss on disposal of investment assets		118		—
Gain on disposal of property, plant and equipment, net		528		(1,975)
Amortization of discount on debentures		35,615		29,891
Loss (gain) on valuation of equity method investments, net		(47,134)		6,628
Provision for warranty reserve		35,641		17,215

		2,598,977		1,816,784

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(14,465)		(410,487)
Increase in inventories		(263,611)		(3,766)
Increase in other accounts receivable		(11,454)		(11,425)
Decrease in accrued income		549		100
Decrease in advance payments		527		3,834
Decrease in prepaid expenses		23,964		16,930
(Increase) decrease in prepaid value added tax		49,257		(21,178)
Decrease in other current assets		24,502		67,645
Increase in long-term prepaid expenses		(80,434)		(42,927)
Increase in deferred income tax		(255,057)		(175,720)
Increase in trade accounts and notes payable		381,007		113,747
Increase (decrease) in other accounts payable		(35,028)		222,019
Increase (decrease) in advances received		(148)		556
Increase in withholdings		(2,959)		7,144
Decrease in accrued expenses		(5,958)		(42,813)
Decrease in income taxes payable		(19,499)		(55,081)
Decrease in warranty reseve		(23,649)		(16,342)
Decrease in other current liabilities		(9,089)		(54,142)
Accrued severance benefits transferred from affiliated company		3,531		2,485
Payment of severance benefits		(33,921)		(16,282)
Increase (decrease) in severance insurance deposit		13,829		(18,817)
Decrease in contribution to National Pension Fund		68		29

		(258,038)		(434,491)

Net cash provided by operating activities		1,571,626		1,899,305

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005
Cash flows from investing activities
Acquisition of equity method investments	(Won)	(152,481)	(Won)	(54,557)
Proceeds from sale of equity method investments		37,643		—
Acquisition of available-for-sale securities		(53)		(339)
Proceeds from disposal of available for sale securities		349		—
Proceed from non-current guarantee deposits		11,185		3
Payment of non-current guarantee deposits		(4,648)		(4,933)
Proceeds from disposal of property, plant and equipment		11,503		2,830
Acquisition of property, plant and equipment		(2,743,732)		(4,071,762)
Acquisition of intangible assets		(8,251)		(10,811)
Disposal of long-term financial instruments		3		—

Net cash used in investing activities		(2,848,482)		(4,139,569)

Cash flows from financing activities
Repayment of current maturities of long-term debts		(432,017)		(207,120)
Issuance of debentures		399,600		1,073,684
Proceeds from long-term debts		632,314		162,395
Proceeds from issuance of common stock		—		1,401,341

Net cash provided by financing activities		599,897		2,430,300

Net increase (decrease) in cash and cash equivalents		(676,959)		190,036

Cash and cash equivalents (Note 23)
Beginning of the year		1,465,025		1,274,989

End of the year	(Won)	788,066	(Won)	1,465,025

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

1. The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 as the original name of LG Soft, Ltd., under the Commercial Code of the Republic of Korea and commenced the manufacturing and sales of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won) 725,000 million and Philips acquired a 50% interest in LG LCD Co., Ltd.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July, 2004. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of December 31, 2006, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.9
Koninklijke Philips Electronics N. V.	117,625,000	32.9
Others	104,565,700	29.2

	357,815,700	100.0

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its year end non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment losses on the securities are recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

Difference between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee is amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated. If the equity-method investees are the Company’s subsidiaries, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for their intended use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful lives

Buildings	20 - 40 years

Structures	20 - 40 years

Machinery and equipment	4 years

Vehicles	4 years

Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

Property, plant and equipment, which were acquired by the Company through government subsidies, are recorded at their fair values if the cost is lower than the market value. The government subsidies are presented as a deduction from the acquisition cost. The current year’s subsidies are offset against depreciation expense over the useful life of the property, plant and equipment, and the remaining amount is recognized as a loss on sale upon disposal of the property, plant and equipment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets, consisting of industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to its estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)929.6: US$1 as of December 31, 2006; (Won)1,013.0 : US$1 as of December 31, 2005), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve. The warranty reserve as of December 31, 2006, is (Won)28,015 million (2005: (Won)16,023 million), and provision for warranty reserve for the year ended December 31, 2006, is (Won)35,641 million (2005: (Won)17,215 million).

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of these deposits is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedges.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion rights, which is computed as the difference between the issuing value and the present value of future cash flows discounted at the effective interest rate of the bond without conversion features, is included in other capital surplus. The related adjustment to the conversion right is presented as a deduction from the face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized based on estimates when there are reasonable assumptions that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are utilized. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their probability of utilization, are recognized as carryforward amount.

3. Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of December 31, 2006	2006		2005
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	6
Checking accounts	—		34		51
Time deposits	4.16		663,480		942,359
Passbook accounts in Foreign currencies of US$129 million, JP¥ 319 million, EUR 1.5 million (2005: US$ 516 million and JP¥ 6 million)	5.63		124,546		522,609

			788,066		1,465,025
Long-term financial instruments
Guarantee deposits for checking accounts			13		16

		(Won)	788,079	(Won)	1,465,041

As of December 31, 2006 and 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

4. Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable	(Won)	1,050,318	(Won)	910	(Won)	1,049,408
Other accounts receivable		27,342		306		27,036
Accrued income		828		8		820
Advance payments		5,486		55		5,431

	(Won)	1,083,974	(Won)	1,279	(Won)	1,082,695

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable	(Won)	1,035,155	(Won)	959	(Won)	1,034,196
Other accounts receivable		16,148		397		15,751
Accrued income		1,383		14		1,369
Advance payments		6,019		60		5,959

	(Won)	1,058,705	(Won)	1,430	(Won)	1,057,275

As of December 31, 2006, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)204,528 million (2005: (Won)303,904 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

5. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2006 and 2005, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2006				2005
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,039,254	US$ JP¥ EUR	994 3,530 71	(Won)	1,027,180	US$ JP¥ EUR	904 10,579 17
Other accounts receivable		12,575	US$ JP¥ EUR	4 107 6		2,372	US$ JP¥	2 40
Trade accounts and notes payable		383,771	US$ JP¥	289 14,756		163,496	US$ JP¥	63 11,574
Other accounts payable		84,466	US$ JP¥ EUR	21 6,999 8		163,970	US$ JP¥ EUR	14 15,608 13
Accrued expenses		—	—	—		5,769	US$	6

6. Inventories

Inventories as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	311,808	(Won)	191,918
Work-in-process		312,231		131,483
Raw materials		129,373		124,999
Supplies		101,068		59,750

		854,480		508,150
Less : Valuation loss		(119,104)		(36,385)

	(Won)	735,376	(Won)	471,765

For the year ended December 31, 2006, the Company recorded ramp-up cost of (Won) 18,043 million (2005: (Won) 18,928 million) to counter the unusual low volume of production.

As of December 31, 2006, inventories and property, plant and equipment are insured against fire and other casualty losses for up to (Won) 24,679,994 million (2005: (Won)30,088,667 million). Additionally, as of December 31, 2006, the Company insured directors’ and officers’ liabilities for up to US$ 100 million (2005: US$ 100 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

7. Equity-method Investments

Equity-method investments as of December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000	100	(Won)	6,082	(Won)	9,409	(Won)	8,535
LG.Philips LCD Germany GmbH	960,000	100		1,252		4,064		7,383
LG.Philips LCD Japan Co., Ltd.	1,900	100		1,088		4,559		4,048
LG.Philips LCD Taiwan Co., Ltd.	11,549,994	100		6,076		12,400		6,413
LG.Philips LCD Nanjing Co., Ltd.	(1)	100		177,854		208,655		205,224
LG.Philips LCD HongKong Co., Ltd.	115,000	100		1,736		6,014		4,184
LG.Philips LCD Shanghai Co., Ltd.	(1)	100		596		3,967		3,777
LG.Philips LCD Poland Sp. z o.o.	2,385,900	100		76,591		65,806		65,806
LG.Philips LCD Guangzhou Co, Ltd. (2)	(1)	100		38,264		36,891		36,891
Paju Electric Glass	1,440,000	40		14,400		20,631		19,284

			(Won)	323,939	(Won)	372,396	(Won)	361,545

	2005
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000	100	(Won)	6,082	(Won)	8,952	(Won)	6,388
LG.Philips LCD Germany GmbH	960,000	100		1,252		3,255		2,100
LG.Philips LCD Japan Co., Ltd.	1,900	100		1,088		4,106		3,787
LG.Philips LCD Taiwan Co., Ltd.	11,549,994	100		6,076		12,232		7,460
LG.Philips LCD Nanjing Co., Ltd.	(1)	100		140,212		203,406		176,814
LG.Philips LCD HongKong Co., Ltd.	115,000	100		1,736		3,627		2,643
LG.Philips LCD Shanghai Co., Ltd.	(1)	100		596		2,713		611
LG.Philips LCD Poland Sp. z o.o.	500	100		16		9		9
Paju Electric Glass	1,440,000	40		14,400		14,083		14,156

			(Won)	171,458	(Won)	252,383	(Won)	213,968

(1)	No shares have been issued according to the local laws or regulation.
(2)	LG.Philips LCD Guangzhou was established in 2006.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

As of and for the year ended December 31, 2006, condensed financial statements of the investees, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets Non-current assets	(Won)	85,901 5,366	(Won)	361,469 1,797	(Won)	90,473 1,045	(Won)	328,203 3,731	(Won)	76,262 369,940

Total assets	(Won)	91,267	(Won)	363,266	(Won)	91,518	(Won)	331,934	(Won)	446,202

Current liabilities Non-current liabilities	(Won)	81,858 —	(Won)	359,202 —	(Won)	86,925 34	(Won)	319,534 —	(Won)	80,490 157,057

Total liabilities		81,858		359,202		86,959		319,534		237,547

Capital stock		6,082		1,252		1,088		4,189		177,854
Retained earnings		5,672		3,057		4,812		10,906		51,571
Capital adjustments		(2,345)		(245)		(1,341)		(2,695)		(20,770)

Total shareholders’ equity		9,409		4,064		4,559		12,400		208,655

Total liabilities and shareholders’ equity	(Won)	91,267	(Won)	363,266	(Won)	91,518	(Won)	331,934	(Won)	446,202

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Paju Electric Glass		Total
Current assets Non-current assets	(Won)	174,257 356	(Won)	248,379 216	(Won)	32,110 200,616	(Won)	25,941 11,670	(Won)	65,070 26,192	(Won)	1,488,065 620,929

Total assets	(Won)	174,613	(Won)	248,595	(Won)	232,726	(Won)	37,611	(Won)	91,262	(Won)	2,108,994

Current liabilities Non-current liabilities	(Won)	168,580 19	(Won)	244,628 —	(Won)	166,489 431	(Won)	720 —	(Won)	46,713 167	(Won)	1,555,139 157,708

Total liabilities		168,599		244,628		166,920		720		46,880		1,712,847

Capital stock		1,736		596		76,590		38,264		36,000		343,651
Retained earnings		5,040		3,936		(10,360)		(957)		8,382		82,059
Capital adjustments		(762)		(565)		(424)		(416)		—		(29,563)

Total shareholders’ equity		6,014		3,967		65,806		36,891		44,382		396,147

Total liabilities and shareholders’ equity	(Won)	174,613	(Won)	248,595	(Won)	232,726	(Won)	37,611	(Won)	91,262	(Won)	2,108,994

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	1,035,463	(Won)	1,653,550	(Won)	1,190,264	(Won)	2,749,688	(Won)	1,688,227
Cost of sales		1,019,704		1,636,554		1,180,483		2,727,103		1,615,202

Gross profit		15,759		16,996		9,781		22,585		73,025
Selling and administrative expenses		11,054		11,074		8,120		9,937		57,928

Operating income		4,705		5,922		1,661		12,648		15,097
Non-operating income (expense)		(2,707)		(4,572)		305		(10,834)		—

Ordinary income		1,998		1,350		1,966		1,814		15,097
Income tax expense (benefit)		771		647		1,095		667		(1,113)

Net income(loss)	(Won)	1,227	(Won)	703	(Won)	871	(Won)	1,147	(Won)	16,210

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Paju Electric Glass		Total
Sales	(Won)	1,097,365	(Won)	1,163,364	(Won)	9	(Won)	—	(Won)	164,379	(Won)	10,742,309
Cost of sales		1,087,564		1,154,570		—		—		153,782		10,574,962

Gross profit		9,801		8,794		9		—		10,597		167,347
Selling and administrative expenses		7,106		7,532		12,056		800		2,373		127,980

Operating income		2,695		1,262		(12,047)		(800)		8,224		39,367
Non-operating income (expense)		443		601		1,693		(157)		(23)		(15,251)

Ordinary income		3,138		1,863		(10,354)		(957)		8,201		24,116
Income tax expense (benefit)		365		462		—		—		(790)		2,104

Net income(loss)	(Won)	2,773	(Won)	1,401	(Won)	(10,354)	(Won)	(957)	(Won)	8,991	(Won)	22,012

The financial statements of an investee were adjusted due to a change in an accounting policy.

Details of said adjustment are as follows:

	2006
Company name	Reason for adjustment	Net asset value before adjustment		Adjustment amount		Net asset value after adjustment
Paju Electric Glass	Unification of depreciation method	(Won)	44,382	(Won)	7,195	(Won)	51,577

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The details of the equity method valuation for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Balance as of January 1, 2006		Acquisitions during the year		Gain (loss) on valuation of equity method investments		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2006
LG.Philips LCD America, Inc.	(Won)	6,388	(Won)	—	(Won)	2,917	(Won)	—	(Won)	(770)	(Won)	8,535
LG.Philips LCD Germany GmbH		2,100		—		5,178		—		105		7,383
LG.Philips LCD Japan Co., Ltd.		3,787		—		680		—		(419)		4,048
LG.Philips LCD Taiwan Co., Ltd.		7,460		—		(68)		—		(979)		6,413
LG.Philips LCD Nanjing Co., Ltd.		176,814		37,643		39,370		(37,643)		(10,960)		205,224
LG.Philips LCD HongKong Co., Ltd.		2,643		—		1,927		—		(386)		4,184
LG.Philips LCD Shanghai Co., Ltd.		611		—		3,313		—		(147)		3,777
LG.Philips LCD Poland Sp. z o.o.		9		76,574		(10,355)		—		(422)		65,806
LG.Philips LCD Guangzhou Co., Ltd.(2)		—		38,264		(956)		—		(417)		36,891
Paju Electric Glass		14,156		—		5,128		—		—		19,284

	(Won)	213,968	(Won)	152,481	(Won)	47,134	(Won)	(37,643)	(Won)	(14,395)	(Won)	361,545

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the year		Gain (loss) on valuation of equity method investments		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2005
LG.Philips LCD America, Inc.	(Won)	7,133	(Won)	—	(Won)	(552)	(Won)	—	(Won)	(193)	(Won)	6,388
LG.Philips LCD Germany GmbH		2,262		—		348		—		(510)		2,100
LG.Philips LCD Japan Co., Ltd.		4,052		—		388		—		(653)		3,787
LG.Philips LCD Taiwan Co., Ltd.		10,974		—		(2,881)		—		(633)		7,460
LG.Philips LCD Nanjing Co., Ltd.		140,241		40,141		(3,608)		—		40		176,814
LG.Philips LCD HongKong Co., Ltd.		2,491		—		210		—		(58)		2,643
LG.Philips LCD Shanghai Co., Ltd.		886		—		(283)		—		8		611
LG.Philips LCD Poland Sp. z o.o.		—		16		(6)		—		(1)		9
Paju Electric Glass		—		14,400		(244)		—		—		14,156

	(Won)	168,039	(Won)	54,557	(Won)	(6,628)	(Won)	—	(Won)	(2,000)	(Won)	213,968

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

As of December 31, 2006 and 2005, the eliminated unrealized gains or losses in the valuation of equity method investments are as follows:

	2006						2005
	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD America, Inc.	(Won)	(874)	(Won)	—	(Won)	(874)	(Won)	(2,564)	(Won)	—	(Won)	(2,564)
LG.Philips LCD Germany GmbH		3,319		—		3,319		(1,155)		—		(1,155)
LG.Philips LCD Japan Co., Ltd.		(511)		—		(511)		(319)		—		(319)
LG.Philips LCD Taiwan Co., Ltd.		(5,987)		—		(5,987)		(4,772)		—		(4,772)
LG.Philips LCD Nanjing Co., Ltd.		107		(3,538)		(3,431)		(21,216)		(5,376)		(26,592)
LG.Philips LCD HongKong Co., Ltd.		(1,830)		—		(1,830)		(984)		—		(984)
LG.Philips LCD Shanghai Co., Ltd.		(190)		—		(190)		(2,102)		—		(2,102)
LG.Philips LCD Poland Sp. z o.o.		—		—		—		—		—		—
LG.Philips Guangzhou Co., Ltd. (2)		—		—		—		—		—		—
Paju Electric Glass		(1,347)		—		(1,347)		—		—		—

	(Won)	(7,313)	(Won)	(3,538)	(Won)	(10,851)	(Won)	(33,112)	(Won)	(5,376)	(Won)	(38,488)

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

8. Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2006	(Won)	316,236	(Won)	1,633,119	(Won)	122,772	(Won)	5,078,844	(Won)	50,471	(Won)	146,673
Acquisition during the year		—		30,971		748		34,529		69		33,174
Capitalized interest		—		1		2		19,723		—		—
Depreciation		—		(83,756)		(7,447)		(2,333,913)		(21,742)		(73,419)
Disposal		—		(1,168)		—		(993)		(1)		(109)
Transfer		925		40,442		20,499		2,873,435		33,317		45,079
Subsidy (increase) decrease				(1,161)		(1,970)		(76)		—		—

Balance as of December 31, 2006	(Won)	317,161	(Won)	1,618,448	(Won)	134,604	(Won)	5,671,549	(Won)	62,114	(Won)	151,398

Accumulated depreciation	(Won)	—	(Won)	255,969	(Won)	34,168	(Won)	8,082,424	(Won)	76,189	(Won)	260,061

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2006	(Won)	5,560	(Won)	6,052	(Won)	505,787	(Won)	1,122,945	(Won)	8,988,459
Acquisition during the year		74		—		596,088		1,686,893		2,382,546
Capitalized interest		—		—		—		6,401		26,127
Depreciation		(2,457)		—		—		—		(2,522,734)
Disposal		—		—		(9,759)		—		(12,030)
Transfer		2,164		2,408		(1,050,106)		(1,968,431)		(268)
Subsidy (increase) decrease		—		—		—		1,183		(2,024)

Balance as of December 31, 2006	(Won)	5,341	(Won)	8,460	(Won)	42,010	(Won)	848,991	(Won)	8,860,076

Accumulated depreciation	(Won)	6,952	(Won)	—	(Won)	—	(Won)	—	(Won)	8,715,763

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696
Acquisition during the year		—		19,830		448		39,954		1,616		57,152
Capitalized interest		—		7,300		—		33,009		—		—
Depreciation		—		(48,308)		(6,439)		(1,583,280)		(11,647)		(56,910)
Disposal		—		—		—		(580)		(12)		(33)
Transfer		2,616		836,529		13,953		3,215,268		40,395		64,768

Balance as of December 31, 2005	(Won)	316,236	(Won)	1,633,119	(Won)	122,772	(Won)	5,078,844	(Won)	50,471	(Won)	146,673

Accumulated depreciation	(Won)	—	(Won)	172,237	(Won)	26,424	(Won)	5,788,542	(Won)	54,745	(Won)	188,769

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651
Acquisition during the year		1,156		604		945,207		3,218,322		4,284,289
Capitalized interest		—		—		1,663		4,747		46,719
Depreciation		(1,749)		—		—		—		(1,708,333)
Disposal		(229)		—		—		—		(854)
Transfer		2,342		2,947		(1,145,671)		(3,033,160)		(13)

Balance as of December 31, 2005	(Won)	5,560	(Won)	6,052	(Won)	505,787	(Won)	1,122,945	(Won)	8,988,459

Accumulated depreciation	(Won)	4,860	(Won)	—	(Won)	—	(Won)	—	(Won)	6,235,577

As of December 31, 2006, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)403,198 million (2005: (Won)366,820 million).

The Company capitalizes the loss on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expenses for the year ended December 31, 2006, amount to (Won)26,127 million (2005: (Won)46,719 million).

For the year ended December 31, 2006, net loss on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)9,628 million (2005: net loss of (Won)4,133 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

For the year ended December 31, 2006, the accumulated effects of capitalized expenses on significant accounts in the balance sheet and statement of operations are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation
Property, plant and equipment	(Won)	17,578,852	(Won)	8,715,762	(Won)	17,463,991	(Won)	8,686,825	(Won)	114,861	(Won)	28,937

Statement of Operations

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	2,522,734	(Won)	2,507,567	(Won)	15,167
Interest expense		159,339		195,094		(35,755)
Foreign currency translation gain		50,945		60,573		9,628
Net income		769,313		780,273		(10,960)

9. Intangible Assets

Changes in intangible assets for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2006	(Won)	141,013	(Won)	228	(Won)	8,653	(Won)	—	(Won)	149,894
Acquisition during the year		8,251		268		—		—		8,519
Reversal		—		—		—		—		—
Amortization		(42,940)		(59)		(1,232)		—		(44,231)

Balance as of December 31, 2006	(Won)	106,324	(Won)	437	(Won)	7,421	(Won)	—	(Won)	114,182

Accumulated amortization	(Won)	328,083	(Won)	146	(Won)	4,878	(Won)	9,713	(Won)	342,820

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

	2005
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471
Acquisition during the year		10,829		—		12		—		10,841
Reversal		—		—		(18)		—		(18)
Amortization		(41,889)		(32)		(1,234)		(1,245)		(44,400)

Balance as of December 31, 2005	(Won)	141,013	(Won)	228	(Won)	8,653	(Won)	—	(Won)	149,894

Accumulated amortization	(Won)	285,138	(Won)	88	(Won)	3,646	(Won)	9,713	(Won)	298,585

The Company has classified the amortization as part of manufacturing overhead costs. The amortization expense for the year ended December 31, 2006, amounts to (Won)44,231 million (2005: (Won)44,400 million).

The details of intellectual property rights as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Description	2006		2005		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	106,324	(Won)	141,013	4-10 years

The Company expensed research and development costs of (Won)436,112 million for the year ended December 31, 2006 (2005: (Won)361,761 million).

For the years ended December 31, 2006 and 2005, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2006		2005
Training expenses	(Won)	13,247	(Won)	14,283
Advertising expenses		24,024		21,728
Expenses for foreign market expansion		5,255		8,835

	(Won)	42,526	(Won)	44,846

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

10. Current Maturities of Long-Term Debts and Debentures

Current maturities of long-term debts and debentures as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2006	2006		2005
Long-term debt in won currency loans	Korea Export- Import Bank	5.9-6.1	(Won)	39,267	(Won)	29,417
Corporate bonds in won currency		6.0		300,000		200,000
Long-term debt in foreign currency debentures of US$ 200 million	—	3M Libor + 0.6		185,920		184,872
Long-term debt in foreign currency loans of US$ 34 million	Woori Bank	6M Libor + 1.2		32,071		17,727

				557,258		432,016
Less : Discounts on debentures				(4,169)		(2,664)

			(Won)	553,089	(Won)	429,352

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

11. Long-Term Debts and Debentures

Long-term debts as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of December 31, 2006	2006		2005
Type of borrowing

Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,750,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		200,000
Less : Current maturities			(300,000)		(200,000)
Discounts on debentures			(16,036)		(28,120)

			1,833,964		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor+0.6,		185,920		304,913
Term notes, payable through 2006			—		82,559

			185,920		387,472
Less : Current maturities			(185,920)		(184,872)
Discount on debentures			—		(1,960)

			—		200,640

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Current maturities			—		—
Discount on debentures			(2,139)		(2,724)
Conversion adjustment			(80,827)		(102,917)

			485,427		462,752

		(Won)	2,319,391	(Won)	2,385,272

Won currency loans
General loans	5.53 – 6.1	(Won)	238,383	(Won)	117,800
	3.5		14,634		8,620
Less : Current maturities			(39,267)		(29,417)

			213,750		97,003

Foreign currency loans
General loans	3M Libor+1.0, 3M Libor+0.99 –1.35, 3M Libor+0.35 –0.47, 6M Libor+1.2		648,861		218,301
Less : Current maturities			(32,071)		(17,727)

			616,790		200,574

		(Won)	830,540	(Won)	297,577

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

¹On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of December 31, 2006, the number of non-converted common shares is 8,276,681.

As of December 31, 2006, the foreign currency debentures denominated in U.S. dollars amount to US$ 200 million (2005: US$ 383 million), while the foreign currency loans denominated in U.S. dollars amount to US$ 698 million (2005: US$ 215 million).

The aggregate annual maturities of long-term debts outstanding as of December 31, 2006, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the Year ending December 31,	Won currency debentures		Won currency loans		Convertible bonds		Foreign currency loans		Total
2008	(Won)	250,000	(Won)	61,766	(Won)	—	(Won)	39,043	(Won)	350,809
2009		600,000		40,451		—		39,043		679,494
2010		600,000		32,065		483,780		39,043		1,154,888
2011		400,000		32,927		—		492,688		925,615
2012		—		32,927		—		6,973		39,900
Thereafter		—		13,614		—		—		13,614

	(Won)	1,850,000	(Won)	213,750	(Won)	483,780	(Won)	616,790	(Won)	3,164,320

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005
Balance at the beginning of the year	(Won)	111,992	(Won)	81,955
Actual severance payments		(33,921)		(16,282)
Transferred from/to affiliated companies, net		3,531		2,485
Provision for severance benefits		55,157		43,834

		136,759		111,992
Cumulative deposits to the National Pension Fund		(640)		(708)
Severance insurance deposit		(54,268)		(68,097)

Balance at the end of the year	(Won)	81,851	(Won)	43,187

The severance benefits are funded approximately 39.7% as of December 31, 2006 (2005 : 60.8%), through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

13. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the year ended December 31, 2006, follows:

	2006	2005
Beginning, number of shares under SARs	410,000	—
Options granted	—	450,000
Options canceled/expired¹	150,000	40,000

Ending, number of shares under SARs	260,000	410,000

¹	Options canceled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2006 as market price is below the exercise price as of December 31, 2006.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

14. Commitments and Contingencies

As of December 31, 2006, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2006, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$ 100 million.

As of December 31, 2006, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to US$1,186.5 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$123.5 million.

The Company receives repayment guarantees from ABN AMRO Bank amounting to US$8.5 million relating to tax payments in Poland.

As of December 31, 2006, in relation to its TFT-LCD business, the Company has patent license agreements with Hitachi and others. As of December 31, 2006, the Company has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate		Maturity date

BNP and others		US$ 2,064	(Won)	1,951,067	(Won) (Won)	916.40:US$1- 974.30:US$1	January 3, 2007 – December 11, 2007

Kookmin Bank and others		EUR 180	(Won)	217,757	(Won) (Won)	1,164.28:EUR 1- 1,229.17:EUR1	January 9, 2007 – November 19, 2007

HSBC and others	(Won)	334,571		JP¥ 40,500	(Won) (Won)	7.9790: JP¥1- 8.7140:JP¥1	January 12, 2007 – December 14, 2007

Kookmin Bank and others		US$ 78		JP¥ 9,000		JP¥114.42: US$1- JP¥116.10: US$1	January 12, 2007 – April 16, 2007

As of December 31, 2006, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)35,560 million and (Won) 19,996 million, respectively. Total unrealized gains and losses of (Won)2,496 million and (Won)5,843 million, respectively, were charged to operations for the year ended December 31, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The forecasted hedged transactions are expected to be completed on December 14, 2007. The aggregate amount of all deferred gains and losses of (Won)33,064 million and (Won)14,153 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from December 31, 2006.

For the year ended December 31, 2006, the Company recorded realized exchange gains of (Won)246,904 million

(2005:(Won)107,825 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)78,768 million (2005:(Won)112,618 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions)					Contract foreign
Contracting party	Buying position		Selling position		exchange rate	Maturity date
	US$	100		—	3M Libor	August 29, 2011

Kookmin Bank		—	(Won)	96,170	4.54%

As of December 31, 2006, unrealized gains and losses of (Won)623 million and (Won)3,210 million, respectively, were charged to loss on valuation.

For the year ended December 31, 2006, the Company recorded realized gains of (Won)361 million (2005: (Won)903 million) and realized losses of (Won)26,174 million (2005: (Won)7,734 million) on cross-currency swap contracts upon settlement.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Accordingly, the resulting realized and unrealized gains or losses, measured using quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts is as follows:

(in millions)
Contracting party	USD Put Buying		USD Call Selling		Strike Price		Maturity date
KDB and others	US$	50	US$	100	(Won) (Won)	957.30:US$1- 966.50:US$1	May 21, 2007 – June 21, 2007

As of December 31, 2006, unrealized gains of (Won)1,557 million were charged to current operations, as these contracts do not fulfill the requirement for hedge accounting for financial statement purposes.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions) Contracting party	Contract Amount	Contract Foreign Exchange Rate		Maturity date
SC First Bank	US$ 150	Accept floating rate Pay fixed rate	6 M Libor 5.375% - 5.644%	May 21, 2009 – May 24, 2010

As of December 31, 2006, unrealized losses of (Won)2,152 million was charged to capital adjustments, as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2006, the Company recorded realized gains of (Won) 6 million and realized losses of (Won) 27 million on interest rate swap contracts upon settlement.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court under the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. In November 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 20, 2006, the American Arbitration Association decided in favor of the Company.

In May 27, 2004, the Company filed a complaint in the United States District of Delaware and the Patent County Court in the United Kingdom against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. in the Patent County Court in United Kingdom. The Company appealed this judgment. On December 20, 2006, the Court of Appeals dismissed the appeal.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. However, Chungwha Picture Tubes and the Company have proposed to stay the case until June 2007. Chungwha Picture Tubes later withdrew the case against LGE.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company $52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of December 31, 2006, the Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

15. Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved the increase in the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2006, is 357,815,700 (2005: 357,815,700).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to “Underwriting Agreement” dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for US$51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005, with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$ 1,189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

Issuances and other movements in common stock from January 1, 2005 to December 31, 2006, are as follows:

(in millions of Korean won)
Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2005, balance		(Won)	1,626,579	(Won)	1,012,271
July 26, 2005	Issuance of common stock		162,500		1,259,469
	Stock issuance cost		—		(20,627)

December 31, 2005, balance		(Won)	1,789,079	(Won)	2,251,113

December 31, 2006, balance		(Won)	1,789,079	(Won)	2,251,113

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

16. Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Additional paid in capital	(Won)	2,251,113	(Won)	2,251,113
Conversion rights¹		24,059		28,137

	(Won)	2,275,172	(Won)	2,279,250

¹	Net of tax effects.

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

17. Capital Adjustments

Capital adjustments as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Foreign currency translation loss on the affiliates¹	(Won)	(26,550)	(Won)	(11,729)
Gain on valuation of derivative instruments¹		24,423		29,293
Loss on valuation of derivative instruments¹		(11,821)		(18,982)

	(Won)	(13,948)	(Won)	(1,418)

¹	Net of tax effects.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

18. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Current income taxes	(Won)	—	(Won)	25,989
Deferred income taxes from temporary differences		(16,319)		(15,941)
Deferred income taxes from tax credit		16,017		(155,148)
Deferred income taxes added to shareholders’ equity		(6,261)		(4,631)
Deferred income taxes from losses carried forward		(248,493)		—

Income tax benefit	(Won)	(255,056)	(Won)	(149,731)

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Inventories	(Won)	21,098	(Won)	8,354
Investments		(11,578)		7,584
Other current assets		492		(4,133)
Property, plant and equipment		40,875		34,403
Tax credit carryforward		436,486		292,976
Deferred income taxes added to shareholders’ equity		(10,892)		(4,631)
Deferred income taxes from losses carried forward		248,493		—
Others		27,616		9,715
Deduction of unrealizable deferred income tax assets		(159,527)		—

	(Won)	593,063	(Won)	344,268

Available tax credits as of December 31, 2006, amounted to (Won)481,414 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The Company estimates the realizability of deferred tax assets based on the estimated taxable income. The Company did not recognize (Won)159,527 million of deferred tax assets as they were determined to be unrealizable.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

As of December 31, 2006, as the possibility of sale of investments or payment of dividends from subsidiaries in the near future is minimal, the Company did not recognize (Won)25,102 million of temporary differences related to the valuation of equity method investments.

The reconciliation between income before income taxes and taxable income for the years ended December 31, 2006 and 2005, follows :

(in millions of Korean won)	2006		2005
Income(loss) before income taxes	(Won)	(1,024,369)	(Won)	367,281
Add (deduct) :
Temporary differences		115,712		37,012
Permanent differences		5,047		(4,578)

Taxable income	(Won)	(903,610)	(Won)	399,715

The statutory income tax rate, including resident tax surcharges, applicable to the Company is 27.5% for years ended December 31, 2006 and 2005.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2006, is 24.90% (2005: negative 40.77%).

Changes in accumulated temporary differences for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	January 1, 2006		Increase (decrease)		December 31, 2006
Inventories	(Won)	36,848	(Won)	39,871	(Won)	76,719
Investments		33,450		(75,550)		(42,100)
Derivatives		(18,229)		20,019		1,790
Property, plant and equipment		135,701		12,934		148,635
Warranty reserve		16,023		11,992		28,015
Others		(6,324)		45,543		39,219

Total	(Won)	197,469	(Won)	54,809	(Won)	252,278

Deduction from capital	(Won)	(31,250)	(Won)	(8,357)	(Won)	(39,607)

Net loss carryforward	(Won)	—	(Won)	903,610	(Won)	903,610

Tax credit carryforward	(Won)	292,976	(Won)	143,510	(Won)	436,486

19. Earnings Per Share

Earnings(Loss) per share is computed by dividing net income(loss) by the weighted-average number of common shares outstanding during the period. Ordinary income(loss) per share is computed by dividing ordinary income(loss) allocated to common stock, which is net income(loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings(Loss) per share for the three-month periods and years ended December 31, 2006 and 2005, is calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2006		2005		2006		2005
Net income(loss) as reported on the statements of operations	(Won)	(174,345)	(Won)	327,848	(Won)	(769,313)	(Won)	517,012
Weighted-average number of common shares outstanding		358		358		358		339

Earnings(Loss) per share	(Won)	(487)	(Won)	916	(Won)	(2,150)	(Won)	1,523

Diluted earnings(loss) per share	(Won)	(487)	(Won)	908	(Won)	(2,150)	(Won)	1,523

The Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings and diluted ordinary income per share as the convertible bonds issued have no dilutive effect for the year ended December 31, 2006.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

The diluted ordinary earnings per share and the diluted net earnings per share were (Won)908 per share for the three-month period ended December 31, 2005. Diluted earnings per share for the three-month period ended December 31, 2005, was calculated as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	327,848
Add : Interest expense on convertible bonds¹		4,548

Diluted net income allocated to common stock		332,396
Weighted average number of common shares and diluted securities outstanding during the period		366

Diluted earnings per share	(Won)	908

¹	Net of tax effects.

Earnings(Loss) per share for the three-month period ended September 30, 2006, follows:

	September 30, 2006
Basic loss per share	(Won)	(897)
Diluted loss per share	(Won)	(897)

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

20. Related Party Transactions

The Company’s ultimate parent company is LG Corporation, while its parent is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the ordinary course of business with related companies for the years ended December 31, 2006 and 2005, and the related account balances outstanding as of December 31, 2006 and 2005, are summarized as follows:

	Sales ¹				Purchases ¹
(in millions of Korean won)	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	454,709	(Won)	388,616	(Won)	134,137	(Won)	179,562
LG Electronics Inc.-overseas		378,509		101,786		26		—
Philips-domestic		—		—		38,985		413
Philips-overseas		525		391		35,565		51,816
Company that has significant influence over the Company
LG Corporation		—		—		13,151		11,218
Overseas subsidiaries
LG.Philips LCD America, Inc.		967,273		786,908		3		—
LG.Philips LCD Taiwan Co., Ltd.		1,973,370		791,783		899		28
LG.Philips LCD Japan Co., Ltd.		1,145,535		890,659		4		—
LG.Philips LCD Germany GmbH.		1,700,712		1,011,926		170		8,878
LG.Philips LCD Nanjing Co., Ltd.		992,995		3,055,775		148,380		1,795
LG.Philips LCD Shanghai Co.,Ltd.		1,033,561		817,675		26		—
LG.Philips LCD Hongkong Co., Ltd.		816,141		516,050		20		—
LG.Philips LCD Poland Sp. z o.o.		2,813		—		—		—
LG.Philips LCD Guangzhou Co., Ltd.		19		—		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		6		1		162,182		—
Other related parties
LG Chem Ltd.		—		—		650,545		406,035
LG International – domestic		3		905		17,715		3,940
LG International – overseas		205,610		127,240		861,271		1,271,734
Serveone		299		—		175,665		146,109
Micron Ltd.		237		—		113,268		125,224
LG CNS		5		—		90,253		108,766
Others		32,484		74,340		140,730		61,959

Total	(Won)	9,704,806	(Won)	8,564,055	(Won)	2,582,995	(Won)	2,377,477

¹	Includes sales of (Won)831 million and purchases of property, plant and equipment of (Won)797,486 million.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(in millions of Korean won)	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	25,236	(Won)	27,383	(Won)	13,501	(Won)	66,251
LG Electronics Inc.-overseas		45,390		40,773		—		370
Philips-domestic		—		—		2,426		291
Philips-overseas		179		171		3,401		4,244
Company that has significant influence over the Company
LG Corporation		2,340		10,970		548		1,692
Overseas subsidiaries
LG.Philips LCD America, Inc.		77,085		22,683		3		—
LG.Philips LCD Taiwan Co., Ltd.		221,085		53,521		1,732		1
LG.Philips LCD Japan Co., Ltd.		67,754		130,090		138		1
LG.Philips LCD Germany GmbH.		313,340		103,637		2,063		8,886
LG.Philips LCD Nanjing Co., Ltd.		3,400		375,158		23,367		3,068
LG.Philips LCD Shanghai Co.,Ltd.		184,204		202,329		10		—
LG.Philips LCD Hongkong Co., Ltd.		93,535		45,863		136		48
LG.Philips LCD Poland Sp. zo.o.		2,676		1		—		—
LG.Philips LCD Guangzhou Co., Ltd.		19		—		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		22,535		—
Other related parties
LG Chem Ltd.		—		—		180,425		44,602
LG International – domestic		7,960		11		1,337		986
LG International – overseas		196		3,114		109,760		191,252
Serveone		2,373		—		47,169		36,792
Micron Ltd.		—		—		50,568		55,234
LG CNS		—		—		8,343		32,127
Others		12,368		21,409		26,970		9,791

Total	(Won)	1,059,140	(Won)	1,037,113	(Won)	494,432	(Won)	455,636

Key management¹ compensation costs for the year ended December 31, 2006, are as follows:

(in millions of Korean won)
Officers’ salaries	(Won)	1,506
Post-retirement benefits		374

	(Won)	1,880

¹	Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

21. Value Added Information

Value added information for the years ended December 31, 2006 and 2005, consist of the following:

	2006
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	533,985	(Won)	43,932	(Won)	26,065	(Won)	10,314	(Won)	614,296
Severance benefits		45,833		5,586		2,698		1,040		55,157
Employee fringe benefits		86,989		5,537		3,655		1,347		97,528
Rent		2,430		3,154		509		—		6,093
Depreciation		2,549,490		3,105		13,567		803		2,566,965
Taxes and dues		7,400		1,726		216		20		9,362

	(Won)	3,226,127	(Won)	63,040	(Won)	46,710	(Won)	13,524	(Won)	3,349,401

	2005
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	374,972	(Won)	42,267	(Won)	20,231	(Won)	41,748	(Won)	479,218
Severance benefits		31,624		4,437		1,740		6,033		43,834
Employee fringe benefits		68,450		8,361		2,635		4,060		83,506
Rent		2,110		2,133		439		—		4,682
Depreciation		1,734,903		7,758		6,472		3,600		1,752,733
Taxes and dues		5,009		2,170		169		200		7,548

	(Won)	2,217,068	(Won)	67,126	(Won)	31,686	(Won)	55,641	(Won)	2,371,521

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

22. Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 92% of total sales for the year ended December 31, 2006.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2006 and 2005:

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2006	(Won)	845,693	(Won)	1,973,185	(Won)	1,148,192	(Won)	967,723	(Won)	2,979,621	(Won)	1,796,180	(Won)	490,066	(Won)	10,200,660

2005	(Won)	776,520	(Won)	,791,830	(Won)	890,655	(Won)	787,329	(Won)	4,442,763	(Won)	1,055,853	(Won)	145,205	(Won)	8,890,155

23. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	740,048	(Won)	1,077,932

24. Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2006, are as follows :

(in millions of Korean won, except per share amount)
Sales	(Won)	2,967,139
Cost of sales		3,003,570
Operating loss		150,838
Net loss		174,345
Loss per share		487
Diluted loss per share		487

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

25. Approval of Non-Consolidated Financial Statements

The December 31, 2006 non-consolidated financial statements of the Company were approved at the Board of Directors’ meeting on January 16, 2007.

26. Subsequent Events

On January 16, 2007, the Board of Directors appointed Mr. Young Su Kwon to replace Mr. Bon Joon Koo as the Joint Representative Director of the Company. This appointment will be ratified by the shareholders during the 22nd Shareholders’ Meeting scheduled to be held on February 28, 2007.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

In February 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipments manufactured by Nikon Corporation.

The English translation of the report of independent accountants’ review of internal accounting control system is intended for reference only. The reader is advised to refer to the original report in Korean.

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of LG.Philips LCD Co., Ltd.(the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2006, the Company’s IACS has been designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2006, and we did not review management’s assessment of its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

February 13, 2007

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

LG.Philips LCD Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of LG.Philips LCD Co., Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS standards.

January 16, 2007

Ron H. Wirahadiraksa
Internal Accounting Control System Officer

Bon Joon Koo
Chief Executive Officer or President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 20, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/President & Chief Financial Officer